Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited – Thousands of United States dollars)

	June 30	December 31
As at	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$66,743	$20,516
Trade and other receivables	608	306
Value added taxes recoverable (note 12)	11,648	16,776
Inventory (note 11)	15,405	9,657
Prepaid expenses	2,057	1,090
	96,461	48,345
Restricted cash	3,721	3,680
Value added taxes recoverable (note 12)	4,432	7,444
Property, plant and equipment (note 13)	225,928	7,635
Long-term inventory (note 11)	2,742	1,299
Mineral properties under construction (note 14)	—	213,749
Exploration and evaluation properties (note 15)	82,743	82,743
Other non-current assets	733	—
TOTAL ASSETS	$416,760	$364,895

LIABILITIES
Current liabilities
Trade and other payables (note 16)	$4,968	$6,816
Accrued liabilities (note 17)	7,042	5,659
Current portion of long term debt (note 18)	32,135	25,293
Taxes payable (note 28)	14,200	—
	58,345	37,768
Lease obligations (note 23)	928	1,029
Accrued liabilities (note 17)	212	161
Long term debt (note 18)	134,866	136,060
Site closure provisions (note 24)	5,014	5,460
TOTAL LIABILITIES	199,365	180,478

SHAREHOLDERS' EQUITY
Share capital (note 25)	289,167	269,198
Reserves	25,003	29,306
Accumulated other comprehensive income	1,568	2,441
Accumulated deficit	(98,343)	(116,528)
TOTAL SHAREHOLDERS' EQUITY	217,395	184,417

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$416,760	$364,895

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited – Thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
REVENUE (note 4)	$47,797	$—	$87,442	$—

COST OF SALES
Operating costs (note 5)	(10,776)	—	(20,142)	—
Depletion, depreciation and amortization (note 6)	(5,019)	—	(5,019)	—
Royalties (note 13)	(1,099)	—	(2,163)	—
	(16,894)	—	(27,324)	—

EARNINGS FROM MINING OPERATIONS	30,903	—	60,118	—

GENERAL AND ADMINISTRATIVE EXPENSES (note 7)	(2,887)	(1,876)	(5,830)	(3,684)
EXPLORATION AND EVALUATION EXPENSES (note 8)	(2,541)	(3,761)	(5,007)	(8,672)

OTHER
Interest income	766	24	934	44
Depreciation	(41)	(35)	(77)	(68)
Share based payments (note 27)	(538)	(498)	(1,403)	(1,481)
Interest and accretion expense (note 9)	(2,842)	(348)	(3,335)	(683)
Loss on early settlement of project loan (note 19(b))	(13,219)	—	(13,219)	—
Foreign exchange gain	2,429	4,771	1,063	1,907
Other (note 10)	(618)	824	(859)	931
	(14,063)	4,738	(16,896)	650

INCOME (LOSS) BEFORE TAXES	11,412	(899)	32,385	(11,706)

Income taxes (note 28)	(12,009)	—	(14,200)	—

INCOME (LOSS) FOR THE PERIOD	$(597)	$(899)	$18,185	$(11,706)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	(1,936)	2,116	(873)	1,947
TOTAL COMPREHENSIVE INCOME (LOSS)	$(2,533)	$1,217	$17,312	$(9,759)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 26)
Basic (millions)	253.3	237.7	250.6	235.9
Diluted (millions)	253.3	237.7	275.9	235.9

EARNINGS (LOSS) PER SHARE (note 26)
Basic	$(0.00)	$0.00	$0.07	$(0.05)
Diluted	$(0.00)	$0.00	$0.07	$(0.05)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
OPERATING ACTIVITIES
Income (loss) for the period	$(597)	$(899)	$18,185	$(11,706)
Adjustments for items not affecting cash:
Depreciation, depletion, and amortization	6,254	35	6,629	68
Share based payments (note 27)	538	498	1,403	1,481
Interest and finance costs	2,076	324	2,401	639
Loss on early settlement of project loan	13,219	—	13,219	—
Other gains and losses	28	(564)	50	(671)
Exploration expense paid via the issuance of common shares	—	—	—	150
Unrealized foreign exchange gain	(1,634)	(5,080)	(621)	(2,106)
Interest income received	766	61	934	125
Payment of cash settled RSUs	—	—	(1,723)	—
Cash provided by (used in) operating activities before changes in non-cash working capital	20,650	(5,625)	40,477	(12,020)
Changes in non-cash working capital (note 30(b))	(714)	5,585	(48)	7,274
Cash provided by (used in) operating activities	19,936	(40)	40,429	(4,746)

INVESTING ACTIVITIES
Purchase of plant and equipment	(1,218)	(535)	(2,146)	(748)
Mineral properties and related construction	—	(24,286)	(5,643)	(64,568)
Deposits and other payments on long term assets	(243)	—	(243)	—
Restricted cash	89	(6)	49	(993)
Value added taxes received (paid)	10,161	(3,510)	12,621	(10,584)
Cash provided by (used in) investing activities	8,789	(28,337)	4,638	(76,893)

FINANCING ACTIVITIES
Advances received on (payments of) the Camino Rojo project loan	(127,500)	50,000	(127,500)	50,000
Payment of the Newmont loan (note 20)	(10,836)	—	(10,836)	—
Advances received from Credit Facility (note 21)	130,000	—	130,000	—
Proceeds from exercise of warrants	12,477	61	13,070	13,829
Proceeds from exercise of stock options	2,458	11	3,242	357
Transaction costs related to financing facilities (note 21)	(1,866)	(165)	(1,866)	(289)
Interest paid (notes 19 and 22)	(1,385)	(2,437)	(4,622)	(4,081)
Lease payments	(123)	(64)	(255)	(106)
Cash provided by financing activities	3,225	47,406	1,233	59,710

Effects of exchange rate changes on cash	(245)	809	(73)	794

Net increase (decrease) in cash	31,705	19,838	46,227	(21,135)
Cash, beginning of period	35,038	31,207	20,516	72,180
CASH, END OF PERIOD	$66,743	$51,045	$66,743	$51,045

Supplemental cash flow information (note 30)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income	Retained earnings (deficit)	Total
Balance at January 1, 2021	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581
Shares issued for property payments	33	150	—	—	—	—	—	150
Warrants exercised	7,560	15,837	—	(2,008)	(2,008)	—	—	13,829
Options exercised	572	562	(205)	—	(205)	—	—	357
RSUs redeemed	406	445	(445)	—	(445)	—	—	—
Share based payments	—	—	1,481	—	1,481	—	—	1,481
Loss for the period	—	—	—	—	—	—	(11,706)	(11,706)
Other comprehensive income	—	—	—	—	—	1,947	—	1,947
Balance at June 30, 2021	237,857	$234,942	$9,317	$19,387	$28,704	$4,949	$(101,956)	$166,639

Balance at January 1, 2022	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417
Warrants exercised (note 25)	7,698	15,137	—	(2,067)	(2,067)	—	—	13,070
Options exercised (note 27)	3,032	6,016	(2,774)	—	(2,774)	—	—	3,242
RSUs redeemed (note 27)	36	138	(138)	—	(138)	—	—	—
RSUs settled in cash (note 27)	—	(1,320)	(403)	—	(403)	—	—	(1,723)
DSUs redeemed (note 27)	112	165	(165)	—	(165)	—	—	—
DSUs settled in cash (note 27)	—	(167)	(159)	—	(159)	—	—	(326)
Share based payments (note 27)	—	—	1,403	—	1,403	—	—	1,403
Income for the period	—	—	—	—	—	—	18,185	18,185
Other comprehensive loss	—	—	—	—	—	(873)	—	(873)
Balance at June 30, 2022	258,478	$289,167	$7,815	$17,188	$25,003	$1,568	$(98,343)	$217,395

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021
(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

Since the beginning of 2020, there has been a global outbreak of the novel coronavirus (“COVID-19”), which has had an impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. In common with all businesses in the jurisdictions in which we operate, our activities may be restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As at June 30, 2022, and as of the date of these financial statements, mining and construction are permitted economic activities in the respective jurisdictions and the sites are operating in compliance with the country specific and Company requirements. We are monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, materials for operation, other necessities, and community and government relations. Delays to operations, permit amendments and exploration programs may occur due to COVID-19 and its variants, notwithstanding the Company having taken steps to minimize potential impacts, including additional costs related to COVID-19 safety measures.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On August 8, 2022, the Board of Directors authorized these condensed interim consolidated financial statements for issuance.

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, except as noted herein. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2021.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021
(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Change in functional currency

As a result of the continued advancement of Camino Rojo and the resulting changes in underlying transactions, events, and circumstances, we reassessed the functional currency of Minera Camino Rojo SA de CV. We determined that the functional currency of Minera Camino Rojo SA de CV is the United States dollar. Consequently, the functional currency for this subsidiary changed from Mexican pesos to United States dollars effective January 1, 2022. This change in functional currency has been applied prospectively effective January 1, 2022.

4.	REVENUE

Camino Rojo was under construction during the three months ended March 31, 2022. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

Revenue by significant product type:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Gold	$47,600	$—	$87,026	$—
Silver	197	—	416	—
Revenue	$47,797	$—	$87,442	$—

Customer A	$42,004	$—	$81,649	$—
Customer B	5,793	—	5,793	—
Revenue	$47,797	$—	$87,442	$—

5.	COST OF SALES

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Mining and processing costs	$10,516	$—	$19,642	$—
Refining and transportation costs	260	—	500	—
	$10,776	$—	$20,142	$—

In common with all mining companies in Mexico, Camino Rojo is subject to an Extraordinary Mining Duty of 0.5% of revenues from precious metals. The Extraordinary Mining Duty is included within Cost of Sales.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021
(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	DEPLETION, DEPRECIATION AND AMORTIZATION

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Depletion of producing mineral property (note 13)	$3,313	$—	$3,313	$—
Depreciation of plant and equipment	1,706	—	1,706	—
Depletion and amortization	$5,019	$—	$5,019	$—

Camino Rojo was under construction during the three months ended March 31, 2022. The Company declared commercial production at Camino Rojo, effective April 1, 2022. Consequently, no depletion was recorded prior to April 1, 2022.

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Office and administrative	$714	$358	$1,347	$867
Professional fees	875	551	1,325	1,053
Regulatory and transfer agent	42	213	240	417
Salaries and benefits	1,256	754	2,918	1,347
	$2,887	$1,876	$5,830	$3,684

8.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Camino Rojo Project	$750	$1,881	$2,255	$4,625
Cerro Quema Project	1,716	1,874	2,443	3,792
Monitor Gold Project	4	1	87	238
Other	71	5	222	17
	$2,541	$3,761	$5,007	$8,672

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021
(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

9.	INTEREST AND ACCRETION EXPENSE

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Interest (note 9(a))	$2,358	$8	$2,372	$15
Accretion (note 9(b))	484	340	963	668
Interest and accretion expense	$2,842	$348	$3,335	$683

(a)	Interest expense

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Project loan (note 19)	$869	$—	$869	$—
Credit Facility (note 21)	961	—	961	—
Fresnillo obligation (note 22)	483	—	483	—
Interest expense on leases (note 23)	7	8	20	15
Other	38	—	39	—
	$2,358	$8	$2,372	$15

The Company declared commercial production at Camino Rojo, effective April 1, 2022. Borrowing costs prior to that date were capitalized and consequently do not appear in interest expense.

(b)	Accretion expense

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Project loan	$261	$—	$261	$—
Newmont loan (note 20)	—	340	366	668
Credit Facility	106	—	106	—
Accretion of site closure provisions (note 24)	117	—	230	—
	$484	$340	$963	$668

10.	OTHER

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Modification gains (note 20)	$—	$—	$—	$220
Withholding taxes paid	(617)	—	(861)	—
Other	(1)	824	2	711
	$(618)	$824	$(859)	$931

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021
(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

11.	INVENTORY

	June 30, 2022	December 31, 2021
Current
Stockpiled ore	$1,217	$2,458
In-process inventory	9,888	6,513
Finished goods inventory	1,210	—
Materials and supplies	3,090	686
Inventory – current	$15,405	$9,657

Long term
Stockpiled ore	$2,742	$1,299

Long term inventory consists of stockpiled low-grade ore that is not expected to be processed within 12 months.

Included within inventory at June 30, 2022 is $1,509,000 of depreciation (December 31, 2021 — $nil)

12.	VALUE ADDED TAXES RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase. Value added taxes paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. The Mexican tax authorities began issuing payments on these IVA claims to the Company in November 2021.

We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors considered include the regularity of payments received since receiving the first payment, communication from the Mexican tax authorities with respect to specific claims and the expected length of time for refunds in accordance with Mexico’s regulations. Of the long term portion, approximately $4.2 million (December 31, 2021 - $3.4 million) is under dispute with the taxation authorities.

Subsequent to the reporting period, the Company received a further $5.9 million in IVA refunds.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	PROPERTY, PLANT AND EQUIPMENT

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine.

In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now, Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo is payable.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

In February 2021, the Company completed a Layback Agreement with Fresnillo plc (“Fresnillo”) and certain of its subsidiaries which allows Orla to expand the Camino Rojo mine oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. The Company agreed to pay Fresnillo total cash consideration of US$62.8 million in staged payments (note 22).

In December 2020, we commenced construction of the oxide gold and silver mine and on April 1, 2022, we declared commercial production at Camino Rojo.

	Producing mineral property	Buildings	Machinery and equipment	Other assets	Right of use assets	Total
Cost
At December 31, 2021	$—	$66	$5,238	$1,261	$2,119	$8,684
Additions	—	1,068	641	436	80	2,225
Transfers from mineral properties under construction	127,002	58,869	36,684	608	—	223,163
Change in site closure provision (note 24)	(490)	—	—	—	—	(490)
At June 30, 2022	$126,512	$60,003	$42,563	$2,305	$2,199	$233,582

Accumulated depreciation
At December 31, 2021	$—	$6	$350	$288	$405	$1,049
Depletion and depreciation	3,313	1,567	1,247	179	299	6,605
At June 30, 2022	$3,313	$1,573	$1,597	$467	$704	$7,654

Net book value
At December 31, 2021	$—	$60	$4,888	$973	$1,714	$7,635
At June 30, 2022	$123,199	$58,430	$40,966	$1,838	$1,495	$225,928

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

14.	MINERAL PROPERTIES UNDER CONSTRUCTION

(a)	Camino Rojo Oxide Gold Mine

	At historical cost
	Mineral properties	Deposits to construction vendors	Construction in progress	Other costs capitalized	Accumulated foreign exchange on translation	Carrying value
At December 31, 2021	$102,072	$1,658	$96,721	$19,456	$(6,158)	$213,749
Additions	—	—	5,636	—	—	5,636
Borrowing costs capitalized (note 14(b))	—	—	—	4,085	—	4,085
Change in site closure provision (note 24)	—	—	—	(238)	—	(238)
Transfer within categories	(4,060)	(1,589)	(509)	—	6,158	—
Transfer to producing mineral property	(98,012)	—	(101,848)	(23,303)	—	(223,163)
Transfer to other non-current assets	—	(69)	—	—	—	(69)
At June 30, 2022	$—	$—	$—	$—	$—	$—

Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgement. Some of the criteria we used to make that determination for the Camino Rojo Oxide Gold Mine included:

•	completion of all major capital expenditures to bring the mine to the condition necessary for steady state operation,

•	completion of a reasonable period of testing of the mine plant and equipment,

•	ability to produce saleable product (ie, the ability to produce metal within specifications),

•	transfer of the mine from the construction group to operating personnel,

•	mine and plant reaching a pre-determined percentage of design capacity,

•	metal content (the grade) of ore being mined sufficiently consistent with the mine plan,

•	mineral recoveries being at or near the expected production level,

•	ability to sustain ongoing production of metal.

No one factor was more important than any other factor; consequently, we considered these collectively to determine that the date of commencement of commercial production for the Camino Rojo Oxide Gold Mine was April 1, 2022.

(b)	Borrowing costs capitalized

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Borrowing costs – Camino Rojo project loan (note 19)	$—	$3,066	$3,612	$5,203
Borrowing costs – Fresnillo obligation (note 22)	—	488	473	696
Interest earned on borrowed funds	—	(65)	—	(85)
	$—	$3,489	$4,085	$5,814

The Company declared commercial production at Camino Rojo, effective April 1, 2022. Consequently, no borrowing costs were capitalized subsequent to March 31, 2022.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties consist of the Cerro Quema Project in Panama, and the Monitor Gold Project in Nevada, United States.

Acquisition costs	Cerro Quema	Monitor Gold	Total
At December 31, 2021 and at June 30, 2022	$82,429	$314	$82,743

(a)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for the exploitation concessions expired in February and March of 2017. The Company has applied for the prescribed ten-year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received and are still under review. In the absence of such renewals, construction or development activities of the Cerro Quema Project cannot proceed. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, and issued the annual reports in the normal course.

The Company published the results of a Pre-Feasibility Study on the Cerro Quema Project entitled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” dated January 18, 2022.

(b)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 491 claims covering 3,891 hectares in Nye County, Nevada, USA.

In 2021, the payments required under the option agreements consisted of $150,000 in share issuance (issued), $60,000 in advance royalty payments (paid), and $125,000 in work commitment (completed), all of which requirements were met by the Company. In 2022, the payments required under the option agreements consist of $80,000 in advance royalty payments (paid), and $175,000 in work commitments (completed in prior years). To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

16.	TRADE AND OTHER PAYABLES

	June 30, 2022	December 31, 2021
Trade payables	$1,964	$5,966
Royalties payable	1,388	113
Payroll related liabilities	546	339
Current portion of lease obligations (note 23)	364	372
Other	706	26
	$4,968	$6,816

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	ACCRUED LIABILITIES

	June 30, 2022	December 31, 2021
Current
Accruals related to operating and construction activities	$4,526	2,045
Land and water fees	—	1,795
Payroll related	2,058	1,244
Current portion of site closure provisions (note 24)	90	—
Others	368	575
Accrued liabilities – current	$7,042	$5,659

Long term
Payroll related	$212	$161

18.	LONG TERM DEBT

	June 30, 2022			December 31, 2021
	Current	Long term	Total	Current	Long term	Total
Camino Rojo Project Loan (note 19)	$—	$—	$—	$—	$113,260	$113,260
Newmont loan (note 20)	—	—	—	10,293	—	10,293
Credit facility (note 21)	17,135	112,066	129,201	—	—	—
Fresnillo obligation (note 22)	15,000	22,800	37,800	15,000	22,800	37,800
	$32,135	$134,866	$167,001	$25,293	$136,060	$161,353

19.	CAMINO ROJO PROJECT LOAN

(a)	Project loan

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of $125 million for the development of Camino Rojo (the “Project Loan”).

The Project Loan provided a total of $125 million to the Company, available in three tranches. The Company drew down $25 million in December 2019, $50 million in October 2020, and $50 million in April 2021. The Project Loan was denominated in US dollars, and bore interest at 8.8% per annum, payable quarterly, and was secured by all the assets of Camino Rojo and the fixed assets of the Cerro Quema Project. The principal amount was due upon maturity at December 18, 2024.

On December 1, 2020, we commenced construction of the Camino Rojo Oxide Gold Mine and began capitalizing the interest on this loan to “mineral properties and related construction”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began expensing the interest on this loan.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Loan advances	Interest and accretion	Transaction costs	Net
At December 31, 2021	$125,000	$—	$(11,740)	$113,260
Accretion during the period, capitalized	—	2,764	848	3,612
Accretion during the period, expensed	—	869	261	1,130
Cash interest paid	—	(3,633)	—	(3,633)
Foreign exchange	—	—	(88)	(88)
Principal repayment including prepayment premium	(127,500)	—	—	(127,500)
Loss on early settlement of project loan	2,500	—	10,719	13,219
At June 30, 2022	$—	$—	$—	$—

(b)	Loss on early settlement of project loan

Upon draw down of the first tranche, in December 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing. Including these warrants, a total of $12,039,000 was considered transaction costs to be amortized over the then-expected five year life of the project loan.

On April 28, 2022, the Company entered into a Credit Facility (note 21) and used a portion of the proceeds of the Credit Facility to repay the Camino Rojo project loan in full. The remaining unamortized transaction costs were expensed.

	Three months ended June 30, 2022	Six months ended June 30, 2022
Unamortized transaction costs written off (non-cash)	$10,719	$10,719
Early repayment premium paid (cash)	2,500	2,500
Loss on early settlement of project loan	$13,219	$13,219

20.	NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on Camino Rojo from November 2017 until December 2019. The loans were to be repaid upon declaration of commencement of commercial production of a heap leach operation at Camino Rojo. On May 6, 2022, we repaid this loan in full.

	Mexican pesos (thousands)	Mexican pesos (thousands)	US dollars (thousands)
	Undiscounted	Discounted
At December 31, 2021	$219,466	$211,881	$10,293
Accretion during the period	—	7,585	366
Foreign exchange	—	—	177
Principal repayment	(219,466)	(219,466)	(10,836)
At June 30, 2022	$—	$—	$—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

21.	CREDIT FACILITY

On April 28, 2022, the Company entered into a Credit Facility consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The Credit Facility is secured by the Company’s present and future assets, property and all proceeds thereof other than present and future assets owned by Cerro Quema, which is excluded from the collateral.

The proceeds from the Credit Facility were used to repay the existing Project Loan (note 19), with the balance of the revolving facility being available for general corporate purposes and working capital.

The Credit Facility consists of two parts:

1.	$100 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.	$50 million revolving facility, with the ability to increase to $75 million, subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals, subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility will be based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.75% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the revolving facility is subject to a standby fee ranging from 0.6875% to 0.9375%. Until June 30, 2022, the Company was subject to an interest rate of 4.16%. The Company may select interest periods of one, three or six months and interest is payable at the end of each interest period, or at least every three months.

The Company may prepay all or any portion of the amounts owed under the credit agreement without penalty.

	Term facility	Revolving facility	Total
At December 31, 2021	$—	$—	$—
Advances during the period	100,000	30,000	130,000
Transaction costs paid, which will be accreted over the term of each facility	(1,435)	(431)	(1,866)
Accretion during the period	822	245	1,067
At June 30, 2022	$99,387	$29,814	$129,201

Current	16,913	222	17,135
Non-current	82,474	29,592	112,066
	$99,387	$29,814	$129,201

Upon closing of the Credit Facility, the Company drew down the $100 million term facility and $30 million from the revolving facility. The Company incurred $2.2 million in advisory, legal and upfront fees that were directly attributable to the Credit Facility. The following details how we accounted for these initial transaction costs:

	Transaction costs
Allocated to the term facility	$1,435	Will be accreted over the expected life (5 years)
Allocated to the revolving facility, drawn amount	431	Will be accreted over the expected life (3 years)
Allocated to the revolving facility, undrawn amount	287	Expensed immediately
Total transaction costs incurred	$2,153

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement (note 14(a)), we agreed to pay Fresnillo total cash consideration of US$62.8 million through the following staged payment schedule:

i.	US$25 million upon closing of the transaction (paid February 22, 2021);

ii.	US$15 million on December 1, 2022; and

iii.	US$22.8 million on December 1, 2023

The amounts payable bear interest at 5% per annum, payable quarterly. To March 31, 2022, we capitalized the interest on this loan to “Mineral properties and related construction”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began to expense the interest on this obligation.

Total
At December 31, 2021	$37,800
Accretion during the period January 1 to March 31, which was capitalized	473
Accretion during the period April 1 to June 30, which was expensed (note 9)	483
Cash interest paid	(956)
At June 30, 2022	$37,800

Current	15,000
Non-current	22,800
$37,800

23.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

In July 2021, we entered into a new lease agreement for the use of mining equipment in relation to contract mining at Camino Rojo for a period of five years. The Company makes fixed payments and additional variable lease payments depending on the usage of the assets during the contract period. On commencement of the lease, the Company recognized a $0.9 million right-of-use asset and a $0.5 million lease liability. During the six months ended June 30, 2022, we made variable lease payments totalling $6.5 million (June 30, 2021 – $nil) based on the usage of the mining equipment. We have elected not to separate the lease component from the non-lease component.

(a)	Lease liabilities

	June 30, 2022	December 31, 2021
Beginning of year	$1,401	$273
Additions	84	1,769
Interest expense	20	32
Lease payments	(275)	(681)
Due to changes in exchange rates	62	8
End of period	$1,292	$1,401

Current	$364	$372
Non-current	928	1,029
	$1,292	$1,401

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Lease expenses recognized

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Interest on lease liabilities	$7	$8	$20	$15
Variable lease payments not included in the measurement of lease liabilities	3,680	24	6,552	42
Expenses relating to short-term leases	36	17	42	45
Expenses relating to leases of low-value assets, excluding short-term leases	12	41	39	84
	$3,735	$90	$6,653	$186

24.	SITE CLOSURE PROVISIONS

	Camino Rojo	Cerro Quema Project	Total
At December 31, 2021	$5,117	$343	$5,460
Change in estimated cash flows resulting from current activities	(728)	—	(728)
Accretion during the period	230	—	230
Foreign exchange	142	—	142
At June 30, 2022	$4,761	$343	$5,104

Current (note 17)	$90	$—	$90
Non-current	4,671	343	5,014
	$4,761	$343	$5,104

Six months ended June 30, 2022	Camino Rojo	Cerro Quema Project
Estimated settlement dates	2033 to 2045	2023
Undiscounted risk-adjusted cash flows	$7,122	$343
Inflation rate	6.0%	—
Discount rate	9.6%	—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

25.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period

Expiry date	Exercise price		December 31 2021		Exercised		Expired		June 30 2022
June 12, 2022	C$	1.65		4,742,500		(4,742,500)		—		—
November 7, 2022	C$	1.40		3,000,000		—		—		3,000,000
December 18, 2026	C$	3.00		32,500,000		(2,955,000)		—		29,545,000
Total number of warrants				40,242,500		(7,697,500)		—		32,545,000

Weighted average exercise price			C$	2.72	C$	2.17	C$	—	C$	2.85

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

26.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three and six months ended June 30, 2022 and 2021 as follows:

(a)	Basic

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Income (loss) for the period	$(597)	$(899)	$18,185	$(11,706)
Weighted average number of common shares (thousands)	253,306	237,738	250,559	235,881
Basic earnings (loss) per share	$(0.00)	$(0.00)	$0.07	$(0.05)

(b)	Diluted

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Income (loss) for the period	$(597)	$(899)	$18,185	$(11,706)

Weighted average number of common shares (thousands)	253,306	237,738	250,559	235,881
Weighted average shares dilution adjustments:
Warrants	—	—	18,135	—
Options	—	—	5,508	—
RSUs	—	—	435	—
DSUs	—	—	739	—
Bonus shares	—	—	500	—
Weighted average number of ordinary shares	253,306	237,738	275,876	235,881

Diluted earnings (loss) per share	$(0.00)	$(0.00)	$0.07	$(0.05)

Potential ordinary shares are not included in the calculation of diluted loss per share for the three months ended June 30, 2022 and the three and six months ended June 30, 2021 because their effect would be anti-dilutive.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

27.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended June 30		Six months ended June 30
Share-based payments expense	2022	2021	2022	2021
Stock options (note 27(a))	$349	$292	$748	$890
Restricted share units (note 27(b))	154	206	347	350
Deferred share units (note 27(c))	35	—	308	241
Share based payments expense	$538	$498	$1,403	$1,481

(a)	Stock options

Stock options granted by the Company prior to 2022 typically had a five-year life, with one third each vesting on grant date, and one year and two years after grant date. In 2022, stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

Stock options outstanding	Number	Weighted average exercise price
As at December 31, 2021	9,900,874	C$	1.86
Granted	950,660		5.76
Exercised	(3,032,500)		1.36
As at June 30, 2022	7,819,034	C$	2.53

Vested, December 31, 2021	8,704,157	C$	1.63
Vested, June 30, 2022	6,525,585	C$	1.95

The stock options granted during the six months ended June 30, 2022 had a grant date fair value of C$2,331,000 ($1,833,000) using the following weighted average assumptions:

Share price at grant date – C$5.76, expected volatility – 46%, expected life – 5 years, risk free interest rate – 2.0% and expected dividends – nil.

The stock options granted during the six months ended June 30, 2021 had a grant date fair value of C$1,205,000 ($972,000) using the following weighted average assumptions:

Share price at grant date – C$4.80, expected volatility – 45%, expected life – 5 years, risk free interest rate – 0.95% and expected dividends – nil.

Subsequent to the reporting period, the Company granted 50,000 stock options with an exercise price of C$3.71, and a term of five years with one third each vesting one, two, and three years after grant date.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Restricted Share Units

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after the award date.

		Number vesting in the year
Number of RSUs outstanding:	Total	2022	2023	2024	2025
Outstanding, December 31, 2021	707,840	444,295	185,179	78,366	—
Awarded during the period	172,301	—	57,431	57,432	57,438
Vested and settled during the period	(402,430)	(402,430)	—	—	—
Forfeitures during the period	(34,444)	—	(21,737)	(8,986)	(3,721)
Outstanding, June 30, 2022	443,267	41,865	220,873	126,812	53,717

RSUs are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Certain RSUs may be settled in cash at the option of the Company.

The Company elected to settle 365,935 RSUs in cash for $1,732,000 during the six months ended June 30, 2022.

(c)	Deferred Share Units

The Deferred Share Units (“DSUs”) awarded by the Company to directors typically vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company.

DSUs outstanding and vested:	Number
Outstanding, December 31, 2021	707,028
Awarded during the year to date	69,290
Settled during the period	(111,834)
Outstanding, June 30, 2022	664,484

DSUs vested at June 30, 2022	664,484

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

Subsequent to the reporting period, the Company elected to settle 104,759 DSUs in cash for $330,000.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

28.	INCOME TAXES

Current income tax expense consists of two components - current income tax on taxable income, and 7.5% special mining duty ("SMD") on income subject to SMD.

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Current income tax expense	$9,300	$—	$9,300	$—
Mexican 7.5% Special Mining Duty	2,709	—	4,900	—
Tax expense	$12,009	$—	$14,200	$—

29.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Salaries and short term incentives	$1,691	$624	$3,222	$1,055
Directors’ fees	78	47	157	92
Share based payments	441	357	1,186	1,138
	$2,210	$1,028	$4,565	$2,285

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the three and six months ended June 30, 2022, and 2021.

(c)	Outstanding balances at the Reporting Date

At June 30, 2022, estimated accrued short term incentive compensation totaled $475,000 and is included in accrued liabilities (December 31, 2021 – $783,000) and a $330,000 DSU payable is included in trade and other payables.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

30.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash and cash equivalents consists of bank current accounts and cash on hand.

(b)	Changes in non-cash working capital

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Accounts receivable and prepaid expenses	$588	$1,334	$(1,282)	$(1,391)
Inventory	(5,383)	—	(7,191)	—
Value added taxes recoverable	(2,512)	—	(4,482)	—
Trade and other payables	(1,750)	1,658	(2,162)	2,856
Accrued liabilities	(3,666)	2,593	869	5,809
Taxes payable	12,009	—	14,200	—
Changes in non-cash working capital	$(714)	$5,585	$(48)	$7,274

(c)	Non-cash investing and financing activities

The non-cash investing and financing activities of the Company, excluded from the consolidated statements of cash flows, include the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$1,035	$4	$2,774	$205
Warrants exercised, credited to share capital with an offset to reserves	985	33	1,067	2,008
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	—	41	541	445
Common shares issued on maturity of DSUs, credited to share capital with an offset to reserves	324	—	324	—
Fresnillo obligation, credited, with an offset to mineral properties	—	—	—	37,800

Investing activities
Initial recognition of right of use assets with an offset to lease obligation	(108)	50	79	352

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

31.	SEGMENT INFORMATION

(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Mexican project, the Panamanian project, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold Project.

During the reporting period, Camino Rojo declared commercial production, while the Cerro Quema Project in Panama was focused on the exploration and evaluation of its mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

(i)	Income (loss) for the period by segment

	Mexico	Panama	USA	Canada	Total
Six months ended June 30, 2022
Revenue (note 4)	$87,442	$—	$—	$—	$87,442
Cost of sales	(27,324)	—	—	—	(27,324)
Earnings from mining operations	60,118	—	—	—	60,118
General and administrative expenses (note 7)	—	—	—	(5,830)	(5,830)
Exploration and evaluation expenses (note 8)	(2,255)	(2,443)	(87)	(222)	(5,007)
Depreciation	(6)	(7)	—	(64)	(77)
Share based payments (note 27)	(14)	(33)	—	(1,356)	(1,403)
Interest income	875	—	—	59	934
Interest and accretion expense	(1,104)	—	—	(2,231)	(3,335)
Loss on early settlement of project loan (note 19)	—	—	—	(13,219)	(13,219)
Foreign exchange gain	182	—	—	881	1,063
Other (note 10)	—	—	—	(859)	(859)
Income taxes	(14,200)	—	—	—	(14,200)
Income (loss) for the period	$43,596	$(2,483)	$(87)	$(22,841)	$18,185

	Mexico	Panama	USA	Canada	Total
Six months ended June 30, 2021
General and administrative expenses (note 7)	—	—	—	(3,684)	(3,684)
Exploration and evaluation expenses (note 8)	$(4,625)	$(3,792)	$(238)	$(17)	$(8,672)
Depreciation	—	(9)	—	(59)	(68)
Share based payments (note 27)	—	—	—	(1,481)	(1,481)
Interest and finance costs	(669)	—	—	30	(639)
Foreign exchange loss gain (loss)	2,337	—	—	(430)	1,907
Other (note 10)	221	—	—	710	931
Loss for the period	$(2,736)	$(3,801)	$(238)	$(4,931)	$(11,706)

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Assets by segment

	Mexico	Panama	USA	Canada	Total
At June 30, 2022
Property, plant and equipment	$225,800	$33	$—	$95	$225,928
Exploration and evaluation properties	—	82,429	314	—	82,743
Total assets	311,673	83,640	315	21,132	416,760

	Mexico	Panama	USA	Canada	Total
At December 31, 2021
Equipment	$7,466	$37	$—	$132	$7,635
Mineral properties and related construction	213,749	—	—	—	213,749
Exploration and evaluation properties	—	82,429	314	—	82,743
Total assets	267,403	83,162	314	14,016	364,895

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

32.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. To preserve cash, we currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

(c)	Credit facility

On April 28, 2022, the Company entered into a Credit Facility which includes a $100 million term facility and a $50 million revolving facility pursuant to which we have drawn $130 million as of June 30, 2022. The agreement includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants and financial covenants related to maintaining a leverage ratio at less than or equal to 3.00, an interest service coverage ratio at greater than or equal to 4, a tangible net worth greater than or equal to $151.6 million and minimum liquidity in an amount greater than or equal to $15 million. As at June 30, 2022, the Company was in compliance with all covenants.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

33.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

The carrying value of cash and cash equivalents, accounts receivable, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair value of the Credit Facility and Fresnillo obligation is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The carrying value of the Credit Facility and Fresnillo obligation approximates the fair value as the discount rates on these instruments approximate the Company’s credit risk.

At June 30, 2022, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$66,743	$66,743	$—	$—	$—	$66,743
Accounts receivable	Amortized cost	299	17	—	—	282	299
Restricted cash	Amortized cost	3,721	—	3,721	—	—	3,721
		$70,763	$66,760	$3,721	$—	$282	$70,763

Financial liabilities
Trade payables	Amortized cost	$1,964	$—	$—	$—	$1,964	$1,964
Accrued liabilities	Amortized cost	7,042	—	—	—	7,042	7,042
Lease obligation	Amortized cost	1,292	—	1,292	—	—	1,292
Credit facility	Amortized cost	129,201	—	129,201	—	—	129,201
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$177,299	$—	$168,293	$—	$9,006	$177,299

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2021, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$20,516	$20,516	$—	$—	$—	$20,516
Accounts receivable	Amortized cost	299	16	—	—	283	299
Restricted cash	Amortized cost	3,680	—	3,680	—	—	3,680
		$24,495	20,532	$3,680	$—	$283	$24,495

Financial liabilities
Trade payables	Amortized cost	$5,966	$—	$—	$—	$5,966	$5,966
Accrued liabilities	Amortized cost	5,659	—	—	—	5,659	5,659
Lease obligation	Amortized cost	1,401	—	1,401	—	—	1,401
Camino Rojo project loan	Amortized cost	113,260	—	137,746	—	—	137,746
Newmont loan	Amortized cost	10,293	—	10,533	—	—	10,533
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$174,379	$—	$187,480	$—	$11,625	$199,105

Our policy is to determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of the reporting period.

34.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At June 30, 2022, these outstanding purchase orders and contracts totaled approximately $1,084,000 (December 31, 2021 – $8,560,000), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments amounting to approximately $3,888,000 (December 31, 2021 – $3,220,000) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, such amounts are not reflected in these condensed interim consolidated financial statements.

Other commitments include $1,182,000 (December 31, 2021 – nil) related to two office leases with five-year terms which have not yet commenced.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

35.	ARRANGEMENT AGREEMENT

On June 12, 2022, Orla Mining Ltd. and Gold Standard Ventures Corp. (a public company listed on the TSX and the NYSE /American) (“GSV”) entered into an arrangement agreement (the “Arrangement”), pursuant to which Orla will acquire all of the issued and outstanding common shares of GSV. The Arrangement will be implemented by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) and is subject to approval by the Supreme Court of British Columbia (the “Court”) and will require approval at a meeting of GSV securityholders (the “GSV Meeting”) by (i) 66⅔% of the votes cast by GSV shareholders, (ii) 66⅔% of the votes cast by GSV security holders (comprised of shareholders, option holders and restricted share unit holders) voting as a single class,and (iii) a simple majority of the votes cast by GSV shareholders, excluding certain related parties. The GSV Meeting is expected to be held on August 9, 2022 and the Arrangement is expected to close on or about August 12, 2022.

Pursuant to the Arrangement, each GSV common share will be exchanged for 0.1193 (the “Exchange Ratio”) of an Orla common share and $0.0001 in cash for each GSV common share. As of July 6, 2022, the date of the information circular sent to securityholders of GSV in respect of the GSV Meeting, there were approximately 358,735,000 GSV common shares issued and outstanding.

Pursuant to the Arrangement, each GSV RSU outstanding immediately prior to the acquisition, whether vested or unvested, will be deemed to unconditionally vest and will be settled in exchange for GSV common shares. Such GSV common shares will then be subsequently exchanged in the Arrangement for 0.1193 of an Orla common share and $0.0001 in cash. As of July 6, 2022, there were approximately 4,246,000 restricted share units of GSV outstanding.

Pursuant to the Arrangement, each outstanding GSV stock option, whether vested or unvested, will be transferred to Orla in exchange for a replacement option (a “Replacement Option”) to purchase from Orla such number of Orla common shares equal to the Exchange Ratio multiplied by the number of GSV stock options, at an exercise price per Orla common share equal to the exercise price per GSV common share divided by the Exchange Ratio. The Replacement Options held by individuals that will be continuing as a director, officer, employee or consultant of Orla will be exercisable until the original expiry date of such GSV stock option, and the Replacement Options held by an individual that will not be continuing as a director, officer, employee or consultant of Orla will be exercisable until the earlier of 24 months following the acquisition and the original expiry dates of such GSV stock options. As of July 6, 2022, there were approximately 15,725,000 GSV stock options outstanding.

The Arrangement is subject to a number of customary conditions, including Court approval, TSX and NYSE American approvals, and GSV shareholder and securityholder approval as described above.

Consequently, we expect to issue:

•	approximately 43,800,000 Orla common shares in respect of GSV common shares under the Arrangement, including GSV common shares which will be issued in respect of the GSV RSUs pursuant to the Arrangement and pursuant to certain change of control bonuses to employees of GSV; and

•	approximately 1,752,000 Orla stock options as Replacement Options for the currently outstanding GSV stock options, exercisable at various prices ranging from C$4.78 to C$18.87 per Orla share and various expiry dates ranging from September 2022 to January 2027.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

36.	EVENTS AFTER THE REPORTING PERIOD

(a)	Share issuances

Subsequent to the reporting period, the Company granted stock options (note 27(a)) and settled DSUs in cash (note 27(c)).

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